# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Phibro Animal Health Corporation, CIK 0001069899
CUSIP: 71742Q106
Title of class of securities: Common Stock
Address of issuer's principal executive offices: Glenpointe Centre East, 3rd Floor, 300 Frank W. Burr Blvd., Suite 21, Teaneck, New Jersey (NJ), 07666
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0001041062-23-000182
Filed by CIK 0001015079

## Reporting persons
- Brandes Investment Partners, L.P.: type of reporting person: investment adviser (IA), partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 1,330,724; sole dispositive power 0; shared dispositive power 2,131,064; aggregate amount beneficially owned 2,131,064 (10.48% of the class)
- CO-GP, LLC: type of reporting person: corporation (CO), other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 1,330,724; sole dispositive power 0; shared dispositive power 2,131,064; aggregate amount beneficially owned 2,131,064 (10.48% of the class)
- Brandes Worldwide Holdings, L.P.: type of reporting person: partnership (PN), other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 1,330,724; sole dispositive power 0; shared dispositive power 2,131,064; aggregate amount beneficially owned 2,131,064 (10.48% of the class)
- Glenn Carlson: type of reporting person: individual (IN), other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 1,330,724; sole dispositive power 0; shared dispositive power 2,131,064; aggregate amount beneficially owned 2,131,064 (10.48% of the class)

## Item 1. Issuer
Name of issuer: Phibro Animal Health Corporation
Address of issuer's principal executive offices: Glenpointe Centre East, 3rd Floor, 300 Frank W. Burr Blvd, Suite 21, Teaneck, NJ 07666

## Item 2. Person Filing
Name of person filing:
(I)Brandes Investment Partners, L.P.
(ii)Co-Gp, LLC
(iii)Brandes Worldwide Holdings, L.p
(iv)Glenn Carlson
Address of principal business office or, if none, residence: (i) 4275 Executive Square, 5th Floor, La Jolla, CA 92037, (ii) 4275 Executive Square, 5th Floor, La Jolla, CA 92037, (iii) 4275 Executive Square, 5th Floor, La Jolla, CA 92037, (iv) 4275 Executive Square, 5th Floor, La Jolla, CA 92037,
Citizenship:
(i) Delaware
(ii) Delaware
(iii) Delaware
(iv) USA

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: group (OO)

## Item 4. Ownership
Amount beneficially owned: 2131064
Percent of class: 10.48
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 1330724
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 2131064

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Brandes Investment Partners, L.P.: /s/Glenn Carlson, General Partner (02/14/2025)
- CO-GP, LLC: /s/Glenn Carlson, General Partner (02/14/2025)
- Brandes Worldwide Holdings, L.P.: /s/Glenn Carlson, Co-GP, LLC its General Partner (02/14/2025)
- Glenn Carlson: /s/Glenn Carlson, Co-GP, LLC its General Partner (02/14/2025)